UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 10.4

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Restoration Hardware, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

760981100

(CUSIP Number)

May 17, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[ X ] Rule 13d-1(b)

[ X ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

William Leland Edwards

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization U.S.A.
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 5,933
6. Shared Voting Power 4,474,800
7. Sole Dispositive Power 5,933
8. Shared Dispositive Power 4,474,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,480,733

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.6%

12. Type of Reporting Person (See Instructions) IN, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors, LLC

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,474,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,474,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.5%

12. Type of Reporting Person (See Instructions) IA, OO

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Investors

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization California
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 4,474,800
7. Sole Dispositive Power 0
8. Shared Dispositive Power 4,474,800

9. Aggregate Amount Beneficially Owned by Each Reporting Person 4,474,800

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 11.5%

12. Type of Reporting Person (See Instructions) CO, HC

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,137,735
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,137,735

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,137,735

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.1%

12. Type of Reporting Person (See Instructions) PN

1. Names of Reporting Persons.
I.R.S. Identification Nos. of above persons (entities only).

Palo Alto Small Cap Master Fund, L.P.

2. Check the Appropriate Box if a Member of a Group (See Instructions)

(a)

(b) X

3. SEC Use Only

4. Citizenship or Place of Organization Cayman Islands
Number of Shares Beneficially Owned by Each Reporting Person With:	5. Sole Voting Power 0
6. Shared Voting Power 3,356,900
7. Sole Dispositive Power 0
8. Shared Dispositive Power 3,356,900

9. Aggregate Amount Beneficially Owned by Each Reporting Person 3,356,900

10. Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
Instructions) ______

11. Percent of Class Represented by Amount in Row (9) 8.7%

12. Type of Reporting Person (See Instructions) PN

Item 1.

(a) Name of Issuer

Restoration Hardware, Inc.

(b) Address of Issuer's Principal Executive Offices

15 Koch Road, Suite J
Corte Madera, CA 94925

Item 2.

(a) The names of the persons filing this statement are:

Palo Alto Investors, LLC ("PAI")

Palo Alto Investors

William Leland Edwards

Palo Alto Small Cap Fund, L.P. (the "Fund")

Palo Alto Small Cap Master Fund, L.P. (the "Master Fund")

(collectively, the "Filers").

(b) The principal business office of the Filers except for the Master Fund is located at:

470 University Avenue
Palo Alto, CA 94301

The principal business office of the Master Fund is:

Citco Fund Services (Bermuda) Limited

Washington Mall West, 2nd Floor

7 Reid Street

Hamilton HM 11

Bermuda

(c) For citizenship of Filers, see Item 4 of the cover sheet for each Filer.

(d) This statement relates to shares of common stock of the Issuer (the "Stock").

(e) The CUSIP number of the Issuer is: 760981100

Item 3. If this statement is filed pursuant to rule 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e) [X] An investment adviser in accordance with section 240.13d-1(b)(1)(ii)(E) (as to PAI).

(f) [ ] An employee benefit plan or endowment fund in accordance with section 240.13d-1(b)(1)(ii)(F).

(g) [X] A parent holding company or control person in accordance with 240.13d-1(b)(1)(ii)(G) (as to Palo Alto Investors and Mr. Edwards).

(h) [ ] A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j) [ ] Group, in accordance with section 240.13d-1(b)(1)(ii)(J).

Item 4. Ownership.

See Items 5-9 and 11 of the cover page for each Filer.

Item 5. Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

PAI is a registered investment adviser whose clients have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Stock. No client, other than the Fund and the Master Fund, separately holds more than five percent of the outstanding Stock. Palo Alto Investors is the manager of PAI. Mr. Edwards is the controlling shareholder of Palo Alto Investors.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

Not applicable.

Item 8. Identification and Classification of Members of the Group.

The Filers are filing this Schedule 13G jointly, but not as members of a group, and each of them expressly disclaims membership in a group. Each of Mr. Edwards, PAI and Palo Alto Investors disclaims beneficial ownership of the Stock except to the extent of that person's pecuniary interest therein. In addition, the filing of this Schedule 13G on behalf of the Fund and the Master Fund should not be construed as an admission that either of them is, and each disclaims that it is, the beneficial owner, as defined in Rule 13d-3 under the Securities Exchange Act of 1934, of any of the Stock covered by this Schedule 13G.

Item 9. Notice of Dissolution of Group

Not applicable.

Certification of Mr. Edwards, PAI and Palo Alto Investors:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Certification of the Fund and the Master fund:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Exhibits:

Joint Filing Agreement, previously filed.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 24, 2007
PALO ALTO INVESTORS By: William L. Edwards, President	PALO ALTO INVESTORS, LLC By: Palo Alto Investors, LLC, General Partner By: William L. Edwards, President
William L. Edwards
PALO ALTO SMALL CAP MASTER FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: William L. Edwards, President	PALO ALTO SMALL CAP FUND, L.P. By: Palo Alto Investors, LLC, General Partner By: Palo Alto Investors, Manager By: William L. Edwards, President

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